Sustainable Opportunities Acquisition Corp.

1601 Bryan Street, Suite 4141

Dallas, TX 75201

August 12, 2021

VIA EDGAR

Office of Transportation and Leisure

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kevin Dougherty and Loan Lauren Nguyen

Re:	Sustainable Opportunities Acquisition Corp. Registration Statement on Form S-4 File No. 333-255118

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sustainable Opportunities Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on August 12, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Julian Seiguer, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Scott Leonard
Scott Leonard
Chief Executive Officer